UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

WEIGHT WATCHERS INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

948626106

(CUSIP Number)

Francoise De Wael
Westend S.A.
105 Grand-Rue
L-1661 Luxembourg
Luxembourg
(+352) 22.42.59-1

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 28, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 948626106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Westend S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 64,265,825 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 64,265,825 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 64,265,825 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 60.4% (See Item 5)

14.	Type of Reporting Person (See Instructions) HC

Item 1.	Security and Issuer

This statement relates to shares of common stock, no par value (the “Common Stock”), of Weight Watchers International, Inc., a Virginia Corporation (the “Issuer”).  The principal executive offices of Weight Watchers International, Inc. are located at 175 Crossways Park West, Woodbury, New York 11797-2055.

Item 2.	Identity and Background

This statement is being filed by Westend S.A. (the “Reporting Person”).  The address of the principal business and office of the Reporting Person is 105 Grand-Rue L-1661 Luxembourg, Luxembourg.  The principal business of the Reporting Person is its ownership of Artal Group S.A. (“Artal Group”) and its subsidiaries.

Messrs. Emile Vogt, Pascal Minne and Jean A. Bonna are the directors of the Reporting Person.  Mr. Vogt is a citizen of Luxembourg, Mr. Minne is a citizen of Belgium and Mr. Bonna is a citizen of Switzerland.  Mr. Vogt’s present principal occupation or employment is as manager of Banque de Luxembourg S.A. and his business address is 14, Boulevard Royal, L-2449 Luxembourg, Luxembourg.  Mr. Minne’s present principal occupation or employment is as manager of Petercam and his business address is Place Ste. Gudule, 19, B-1000 Bruxelles, Belgium.  Mr. Bonna’s present principal occupation or employment is as managing partner of Lombard Odier Darier Hentsch & Cie and his business address is 11, rue de la Corraterie, CH-1204 Geneva, Switzerland.

During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the other persons named in this Item 2: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
The source of the funds used in the Reporting Person’s acquisition of Artal Group was loans and capital contributions from its shareholders.
Item 4.	Purpose of Transaction

On March 28, 2003, the Reporting Person acquired Artal Group and, as a consequence of that acquisition, the Reporting Person indirectly acquired beneficial ownership of more than 10% of the shares of Common Stock reported hereby.

The Reporting Person and its subsidiaries intend to review on a continuing basis their investment in the Issuer, and they may decide to increase or decrease their investment in the Issuer depending upon the price and availability of the Issuer's securities, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to them, general stock market and economic conditions, tax considerations and other factors.

Other than as described above, the Reporting Person has no current plans or proposals that relate to or would result in any actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

As of March 18, 2004, Artal Luxembourg S.A. was the record owner of 59,772,567 shares, or 56.2%, of the Common Stock outstanding and Artal Participations & Management S.A. was the record owner of 4,493,258 shares, or 4.2%, of the Common Stock outstanding.  Artal Participations & Management S.A. is a subsidiary of Artal Services N.V.  Artal Luxembourg S.A. and Artal Services N.V. are both subsidiaries of Artal International S.A., which is a subsidiary of Artal Group, which is a subsidiary of the Reporting Person.  Consequently, the Reporting Person may be deemed, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the shares of Common Stock held of record by Artal Luxembourg S.A. and Artal Participations & Management S.A.

Except as set forth in this Item 5, to the best knowledge of the Reporting Person as of the date hereof, the Reporting Person and no other person described in Item 2 hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in this statement, to the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or pledge or contingency the occurrence of which would give another person voting power or investment power over securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WESTEND S.A.

By:	/s/ Emile Vogt
	Name:	Emile Vogt
	Title:	Director

Dated:  March 18, 2004